Exhibit 99.3

DBV TECHNOLOGIES

PLAN RULES FOR THE

CEO

2026 PERFORMANCE SHARE UNIT PLAN

GRANT DATE JUNE 5, 2026

Purpose and background of the Plan:

DBV Technologies (“DBV Technologies” or the “Company”) is granting to its Chief Executive Officer (the “Participant”) conditional rights to receive shares of DBV Technologies for free under this 2026 Performance Share Unit Plan (the “Plan”). The rights granted are referred to herein as “Performance Share Units”, each of which represents a conditional right to receive one ordinary share of the Company. The vesting of the Performance Share Units is subject to the achievement of key Company milestones and a continued employment condition, thereby aligning long- term value with both performance and leadership continuity.

This Plan is implemented by decision of the Board of Directors based on the authorization of the shareholders of the Company to the Board of Directors in its 35th resolution approved at the Annual General Meeting held on June 3, 2026, to award free shares to employees and corporate officers of the Company and its subsidiaries, in accordance with Articles L. 225-197-1 to L. 225-197-5 as well as Articles L. 22-10-59 et seq. of the French Commercial Code..

The implementation of this Plan shall also comply with Articles L. 22-10-8 et seq. and L. 22-10-34 of the French Commercial Code, as well as Section 409A of the U.S. Internal Revenue Code.

Each Performance Share Unit entitles the Participant to receive one ordinary share of the Company, subject to the satisfaction of performance conditions, a continued employment condition and the other terms and conditions set forth in this Plan.

This document sets forth the terms of the Plan for the Chief Executive Officer of the Company.

1	Number of Performance Share Units granted

The total number of Performance Share Units granted to the Participant has been fixed at 4,060,000, representing a conditional right to receive up to 4,060,000 ordinary shares of the Company.

The Participant will be informed of the grant by an individual notification letter (the “Notification Letter”), which may be sent in electronic format together with these Plan rules. These Plan rules are also available on the website of Banque Transatlantique, the service provider presently assisting the Company in the management of the Plan (the “Service Provider”).

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The Participant has an express refusal right within a period of thirty (30) days from the date of the Notification Letter, after which acceptance of the Plan and the conditions of the Plan rules will be considered as definitive and irrevocable.

The Participant may express his refusal by logging on to the Service provider’s website, in the “Your account” menu, “Preferences/Instructions” tab, or by any other means specified in the Notification Letter.

2	Vesting conditions

The Performance Share Units are subject to forfeiture until the relevant vesting conditions are satisfied within the prescribed performance period commencing on the Grant Date and ending on the Vesting Date (defined below). Vesting conditions include achievement i) of certain performance conditions by the Company set out in Article 2.1 and ii) of specified continued employment conditions for the Participant set out in Article 2.2 and Article 2.3. Upon satisfying the vesting conditions, the Performance Share Units will become nonforfeitable.

2.1	Performance conditions

The vesting of the Performance Share Units granted under this Plan is subject to the achievement of the two performance conditions described in this Article 2.1 (the “Performance Conditions”), with a specific number of shares being allocated to the achievement of each condition, as specified in Article 2.1.1.

The Performance Conditions are subject solely to achievement of a regulatory milestone set out in Article 2.1.1, and shall be considered satisfied as of the date the Board of Directors certifies the Company’s receipt of the final regulatory acceptance or approval.

Performance Share Units for which the relevant Performance Conditions are not achieved on or prior to the Vesting Date are automatically cancelled and forfeited without compensation.

2.1.1	Regulatory milestones relating to Viaskin Peanut (VP)

The vesting of the Performance Share Units is subject to the achievement of the following regulatory milestones with the U.S. Food and Drug Administration (“FDA”) in respect of Viaskin Peanut (“VP”):

(a) FDA first approval of VP: upon the first FDA approval of a VP BLA (regardless of the age group concerned), two million nine hundred thousand (2,900,000) Performance Share Units, shall become eligible to vest, subject to the other terms and conditions of the Plan.

(b) FDA second approval of VP: upon the second FDA approval of a VP BLA (i.e., an approval following the first approval referred to in paragraph (a) above, for a different VP indication or age group), one million one hundred sixty thousand (1,160,000) Performance Share Units, shall become eligible to vest, subject to the other terms and conditions of the Plan.

For the purposes of the foregoing, if the FDA were to approve a single VP BLA covering both age groups, the corresponding Performance Condition shall be deemed satisfied completely, and all Performance Share Units shall become eligible to vest).

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Each of the Performance Conditions described in this Article 2.1 is intended to reflect a distinct value-creating milestone for the Company in the eyes of investors.

2.2	Continued Employment Condition

The vesting of the Participant’s Performance Share Units is subject to the Participant remaining Chief Executive Officer (Directeur Général) of the Company or otherwise employed by the Company, for the full duration of the vesting period (the “Continued Employment Condition”): from the Grant Date up to and including July 1, 2028 (the “Vesting Date”). Such holding of office and employment must be continuous and without interruption, except as otherwise expressly provided in Article 2.3.

To the extent that a Performance Condition and the Continued Employment Condition have been satisfied, the Performance Share Units allocated to such Performance Condition will become vested and shall entitle the Participant to receive the corresponding number of shares of the Company (“Vested Shares”). The delivery of the Vested Shares will be made in accordance with Article 3.

2.3	Exceptions to the Continued Employment Condition

Notwithstanding the provisions of Article 3, exceptions to the Continued Employment Condition shall apply in the following cases, subject in each case to the Performance Conditions, unless expressly waived by the Board of Directors:

a) Death of the Participant

In the event of the death of the Participant before the Vesting Date, the Performance Share Units allocated to those Performance Conditions that have been achieved prior to the date of death shall immediately vest and shall be considered Vested Shares.

In the event of the Participant’s death, any Vested Shares that have not yet been delivered shall be delivered within ninety (90) days of the date of death to the Participant’s heirs or assigns, or, if they cannot be identified within such period, into escrow for their benefit.

b) Disability of the Participant

In the event of the disability of the Participant, (“Disability” as used herein having the meaning provided under Section 409A of the U.S. Internal Revenue Code of 1986, as amended (the “Code”)), before the Vesting Date, the Performance Share Units allocated to those Performance Conditions that have been achieved prior to the date of notification of such Disability shall immediately vest and be considered Vested Shares.

Any Vested Shares that have not yet been delivered shall be delivered within ninety (90) days of the date of notification of Disability to the Company.

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c)	Retirement of the Participant

If the Participant retires, with the prior approval of the Board of Directors, by undertaking a “separation from service” within the meaning of Section 409A of the Code after reaching the age of 67 and after having completed at least 9 years of service with the Company (a “Qualifying Retirement”), the Performance Share Units allocated to those Performance Conditions that have been achieved prior to the date of retirement shall vest and shares shall be delivered in accordance with the delivery schedule set out in Article 3, as if the Participant had remained in office until the Vesting Date.

Except as otherwise decided by the Board of Directors, no additional Performance Share Units shall vest in respect of Performance Conditions that are not achieved (or deemed achieved) as of the end of the vesting period on the date of such Qualifying Retirement.

d)	Termination without Cause or for Good Reason

In the event of a termination (defined as a “separation from service” within the meaning of Section 409A of the Code) of the Participant’s corporate office or employment by the Company without Cause or by the Participant for Good Reason (each as defined below), the Performance Share Units attached to those Performance Conditions that have been achieved prior to the effective date of termination shall vest and shares shall be delivered in accordance with the delivery schedule set out in Article 3, as if the Participant had remained in office or employed until the Vesting Date.

Except as otherwise decided by the Board of Directors, no additional Performance Share Units shall vest in respect of Performance Conditions that are not achieved (or deemed achieved) as of the end of the vesting period on the date of such termination.

“Cause” as a reason for the Participant’s termination of corporate office shall have the meaning assigned to such term in the corporate office, employment, severance or similar agreement, if any, between the Participant and the Company; provided, however, that if there is no such corporate office, employment, severance or similar agreement in which such term is defined, then “Cause” shall mean any of the following acts by the Participant, as determined by the Company: gross neglect of duty; prolonged absence from duty without the consent of the Company; material breach by the Participant of any published Company code of conduct or code of ethics; intentionally engaging in activity that is in conflict with or adverse to the business or other interests of the Company; or willful misconduct, misfeasance or malfeasance of duty which is reasonably determined to be detrimental to the Company. The determination of the Company as to the existence of Cause shall be conclusive on the Participant.

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“Good Reason” as a reason for the Participant’s voluntary termination of corporate office shall have the meaning assigned to such term in the corporate office, employment, severance or similar agreement, if any, between the Participant and the Company; provided, however, that if there is no such corporate office, employment, severance or similar agreement in which such term is defined, then “Good Reason” shall mean the occurrence of any of the following events without the Participant’s prior written consent, as determined by the Company, and in all cases within the meaning of and in accordance with Section 409A of the Code:

1.	A material reduction in the Participant’s base salary or target incentive opportunity;

2.	A material diminution in the Participant’s authority, duties, responsibilities, job title or reporting line;

3.	A material breach by the Company of the Participant’s employment agreement, this Plan, or any related award agreement; or

4.	A required relocation of the Participant’s principal place of employment to a location at least fifty (50) miles from Participant’s then-current principal place of employment.

A termination for Good Reason shall occur only if:

•

the Participant provides written notice to the Company within the time period specified in the applicable Notification Letter, identifying the event alleged to constitute Good Reason, and in any case within ninety [90] days of Participant’s knowledge of such event;

•	the Company is afforded a [reasonable] cure period [of thirty [30] days from the date of the written notice] to remedy the event; and

•

the Participant terminates corporate office (defined as a “separation of service” within the meaning of 409A of the Code) within the specified period following the expiration of such cure period, if the event remains uncured, which in no event shall be more than thirty (30) days following the expiration of the cure period.

2.4	Change in Control

Upon the occurrence of a Change in Control (as defined below), all Performance Conditions shall be deemed achieved as of the date of occurrence of the Change in Control, and the corresponding Performance Share Units shall remain subject only to the Continued Employment Condition.

Following a Change in Control, the Continued Employment Condition shall remain applicable in accordance with Article 2.2 and shall remain subject to the exceptions contained in Article 2.3. For the avoidance of doubt, the provisions in Article 2.2 regarding termination by the Company without Cause or by the Participant for Good Reason will continue to apply subsequent to a Change in Control.

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Change in Control shall mean:

•

any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, in which the shareholders of the Company immediately prior to such consolidation, merger or reorganization own less than fifty percent (50%) of the outstanding voting power of the surviving entity and its parent following the consolidation, merger or reorganization;

•

any transaction or series of related transactions in which any person or entity, or group of affiliated persons or entities, becomes the owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company’s then outstanding securities;

•	any transaction or series of related transactions comprising the sale, lease, license or other disposition of all or substantially all of the assets of the Company;

•	any change of control of the Company as defined in Article L. 233-3 of the French Commercial Code; or

•

any spin-off, split-off, spin-out, strategic partnership, joint venture or similar transaction related to (i) all or substantially all of the assets of the Company or (ii) the VIASKIN® peanut patch, in a transaction or series of transactions that is determined by the Board of Directors of the Company or the compensation committee thereof, in its reasonable good faith discretion, to constitute a Change in Control for purposes of this Plan.

However, a Change in Control will not include any consolidation or merger effected exclusively to change the domicile of the Company; any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, or indebtedness of the Company is cancelled or converted (or a combination thereof); any bona fide equity financing for the primary purpose of raising capital; any distribution of capital stock of the Company under the Company’s employee stock ownership plans to participants or beneficiaries of such plans; or if such transaction’s sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held Company’s securities immediately before such transaction.

Unless accelerated (in the event of death or Disability), the delivery schedule mentioned in Article 3 shall remain applicable after a Change in Control.

3. Delivery and custody of the Vested Shares

Subject to the terms of this Plan, the Vested Shares will be delivered to the Participant in four installments, on the following dates or as soon as practicable immediately thereafter:

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Delivery Date	Number of shares delivered
July 1, 2028	25% of the total number of Vested Shares

January 1, 2029	25% of the total number of Vested Shares

July 1, 2029	25% of the total number of Vested Shares

January 1, 2030	25% of the total number of Vested Shares

Such installments are not necessarily equal in number of shares and may be subject to rounding.

As mentioned above, early delivery of Vested Shares may occur in the cases of Death or Disability.

The Vested Shares will be delivered into a securities account opened in the Participant’s name and maintained by the Service Provider or any other financial institution appointed by the Company for the administration of this Plan, and will be held in administered registered form (“nominatif administré”). The Participant may decide to change the custody of the shares once delivered, subject to applicable laws and regulations.

The Vested Shares will be freely transferable and will not be subject to any contractual lock-up period under this Plan.

In all cases, the Vested Shares received under this Plan may not, pursuant to the current provisions of Article L. 22-10-59 of the French Commercial Code, be transferred or sold:

•

During the period of thirty (30) calendar days that precede the date on which the annual or half-year results of the Company are published and during the period of fifteen (15) calendar days that precede the date on which the quarterly results of the Company are published; and

•

If the Participant is aware of inside information, within the meaning of Article 7 of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse, as amended, which has not been made public.

Should the periods defined under Article L. 22-10-59 of the French Commercial Code change over time, or be deleted, any new provision will automatically replace the provisions described above.

More generally, the Participant will be required to adhere to the Company’s Securities Trading Policy, in particular with respect to transactions relating to the Company’s Shares and to applicable French laws and U.S. federal and state laws.

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Notwithstanding anything in this Plan to the contrary, the delivery of any Vested Shares shall be conditioned on compliance with all applicable laws and regulations. The Company shall not be required to deliver Vested Shares in any circumstances that it deems not to be in compliance with such laws and regulations.

If any such law or regulation requires the Company or the Participant to take any action in connection with delivery, the delivery of Vested Shares shall be suspended and deferred until such action has been taken.

4. Characteristics of the Vested Shares

The Vested Shares delivered to the Participant will be new or existing ordinary shares of the Company, at the choice of the Board of Directors. In the absence of a decision before the delivery date, the Vested Shares will be new shares.

The new shares issued in favor of the Participant shall have the same rights as those attached to the existing Company shares as from their issuance.

For the avoidance of doubt, until Performance Share Units vest and the resulting Vested Shares are delivered, the Participant shall not have any rights of a shareholder with respect to the ordinary shares underlying the Performance Share Units, including, but not limited to, voting rights and the right to receive or accrue dividends or dividend equivalents.

The Participant accepts that the Company may cause such shares to be transferred to bearer form (au porteur). By accepting these Plan rules, the Participant shall be deemed to have irrevocably consented to any such transfer and its tax consequences.

5	Adjustment of the number of Performance Share Units

During the vesting period, in the event of a redemption or reduction of share capital, a change in the allocation of profits, a grant of free shares to all of the shareholders, an increase in share capital by incorporation of reserves, profits or share premium, a distribution of reserves, a share buy-back at a price above the share price on the stock exchange or any issue of equity instruments that includes subscription rights reserved for the shareholders, the maximum number of Performance Share Units awarded pursuant to the Plan may be adjusted by the Board of Directors of the Company in order to take into account such transaction, applying the approach set forth in the relevant provisions of French law providing protection to holders of stock options. The same applies in case of a stock split or reverse stock split with respect to the shares.

If such a situation is not covered by existing French law governing options, the General Meeting of Shareholders or the Board of Directors, when deciding to proceed with such securities issuance or other modification of the share capital, may adopt any adjustment measures necessary to protect the rights of the Participant, using by analogy French law governing similar cases.

No adjustment shall be made if it would have the effect of adversely affecting the Participant’s rights under this Plan. The Participant will be informed of the practical terms of any such adjustment and of its consequences on his grant of Performance Share Units.

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In accordance with the shareholder resolutions under which the Performance Shares Units are granted, any additional Performance Share Units awarded pursuant to such an adjustment will be deemed to have been awarded on the same day as the Performance Share Units initially awarded.

6	Restructuring and mergers

In accordance with Article L. 225-197-1 III of the French Commercial Code, in case of a cashless share exchange (échange sans soulte) as a result of a merger or a split (scission) achieved in accordance with applicable law during the vesting period, all the conditions provided in this Plan at the exchange date and, in particular, any vesting conditions and remaining vesting period, will remain applicable to the Performance Share Units or shares received in exchange.

7	Tax and social treatment

The Participant is responsible for making any declarations and payments to be made or owed by him or her under applicable law and particularly with respect to his or her tax liabilities. Applicable social security law and tax law may vary depending on the country of residence and/or of taxation of the Participant.

The Participant is responsible for inquiring about the social and tax treatment applicable to him or her in any jurisdiction due to the award of Performance Share Units, the vesting or the delivery of Vested Shares, or at the time of the transfer of the Vested Shares or upon payment of any dividend.

In the event that, as a consequence of the award of Performance Share Units, the vesting or the delivery of Vested Shares, the Company or any group company has to pay taxes, social security contributions or any other taxes or governmental contributions on behalf of the Participant, the Company reserves the right to defer or prevent the delivery of the Vested Shares until such time as the Participant has paid the corresponding amount to the Company or the relevant group company.

If legally and technically possible, the Company or, if applicable, the relevant group company may transfer or sell all or part of the Vested Shares in order to fulfill the Participant’s obligations, the proceeds being paid directly to the Company or the relevant group company.

If the Participant has been employed in France during the vesting period but is no longer a tax resident of France at the time of the transfer of the Vested Shares, he or she may be subject to a withholding tax in France upon sale of the Vested Shares. The tax will be deducted by the bank administering the Plan and may be withheld from the proceeds of such sale. The balance of the proceeds of the sale will only be credited to the personal account of the Participant after payment of any such tax due.

With respect to U.S. taxes, the Participant shall be required to pay to the Company, and the Company shall have the right to deduct from any compensation paid to the Participant pursuant to this Plan, the amount of any required withholding taxes in respect of the Performance Share Units and to take all such other action as the Company/Board of Directors deems necessary to satisfy all obligations for the payment of such withholding taxes. The Company/Board of Directors may permit the Participant to satisfy any federal, state, or local tax withholding obligations by any of the following means, or a combination of such means, within the constraints of applicable French law:

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a) tendering a cash payment;

b) authorizing the Company to withhold shares otherwise issuable or deliverable to the Participant as a result of the vesting of the Performance Shares; provided, however, that no shares shall be withheld with a value exceeding the maximum amount of tax required to be withheld by law; or

c) delivering to the Company previously owned and unencumbered shares.

Notwithstanding any action the Company takes with respect to any or all income tax, social insurance, payroll tax, or other tax-related withholding, the ultimate liability for all such tax items is and remains the Participant’s responsibility and the Company (i) makes no representation or undertakings regarding the treatment of any such items in connection with the grant, vesting or settlement of the Performance Shares or the subsequent sale of any shares, and (ii) does not commit to structure the Performance Shares to reduce or eliminate the Participant’s liability for such items.

8	Limitation of rights

The Performance Share Units are not transferable and any rights relating thereto may not be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by the Participant.

During the vesting period, the Participant is not the owner of the Vested Shares which are not yet delivered and does not have any rights attached to such shares, including voting rights or rights to dividends. He or she shall become the full owner of the Vested Shares and attached rights only upon delivery.

The Performance Share Units are separate from the Participant’s corporate office or any employment contract and are not part of it. They are not taken into account to compute termination payments, pensions or any other payments made in the context of the termination of the corporate office or of any employment relationship.

None of the provisions set out in this Plan constitutes an element of the Participant’s corporate office or employment contract. The rights and obligations deriving from the relationship between the Participant and the Company or any Group company shall in no way be affected by the Plan, from which they are completely distinct. Participation in the Plan shall not confer any right relating to the continuation or creation of any corporate office or employment relationship or any right upon termination of any such relationship.

9	Interpretation of the Plan and governing law

It will be the responsibility of the Board of Directors to construe the provisions of the Plan, if required, and it may delegate this power to the Chief Executive Officer (other than the Participant) or to the Global Head of Human Resources of the Group.

This Plan is governed by, and shall be construed in accordance with, French law and any claim relating thereto will be subject to the jurisdiction of the courts within the jurisdiction of the Court of Appeal of Paris.

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The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision of the Plan, and each provision of the Plan shall be severable and enforceable to the extent permitted by law.

If the Annual General Meeting of shareholders does not take the actions required to allow the Board of Directors to make the second grant contemplated herein, or if the Board of Directors does not take the decision required to implement such second grant, the provisions in this Plan relating to the first grant and the related Performance Share Units shall remain in full force and effect, while the provisions of this Plan relating to the second grant and the Performance Share Units to be included in such grant shall be moot and shall have no effect.

Section 409A. This Agreement is intended to comply with Section 409A of the Code or an exemption thereunder and shall be construed, interpreted, and administered in a manner that is consistent with the requirements for avoiding additional taxes or penalties under Section 409A of the Code. For purposes of the application of Treasury Regulation § 1.409A-1(b)(4) (or any successor provision), each payment in a series of payments will be deemed a separate payment. This Plan may be amended at any time, without consent of any party, to avoid the application of Section 409A of the Code in a particular circumstance or to the extent necessary or desirable to satisfy any of the requirements thereunder, but the Company shall not be under any obligation to make any such amendment. Notwithstanding the foregoing, the Company makes no representations that any grant, payment or benefit provided pursuant to this Plan and intended to comply with Section 409A of the Code shall so comply. In no event shall the Company be liable to the Participant or any other party if a grant that is intended to be compliant with, or exempt from, Section 409A of the Code is not compliant or exempt, or for any action taken by the Company or the Board of Directors in regard thereto and, for the avoidance of doubt, the Company shall not be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by the Participant on account of non-compliance with Section 409A of the Code.

Notwithstanding anything to the contrary in this Plan (and unless the Notification Letter specifically provides otherwise), to the extent a grant pursuant to this Plan to the Participant constitutes “deferred compensation” under Code Section 409A and if the Participant is a “specified employee” for purposes of Code Section 409A, no distribution or payment of any amount that is due because of a “separation from service” (as defined in Code Section 409A without regard to alternative definitions thereunder) will be issued or paid before the date that is six (6) months and one day following the date of such Participant’s “separation from service” or, if earlier, the date of the Participant’s death, unless such distribution or payment can be made in a manner that complies with Code Section 409A, and any amounts so deferred will be paid in a lump sum on the day after such six month period elapses, with the balance paid thereafter on the original schedule.

10	Amendment of the Plan

The terms of this Plan may be amended or supplemented by the Board of Directors (i) if it deems such amendment or supplement to be appropriate and not adverse to the interests of the Participant or (ii) by mutual agreement with the Participant, taking into account Article 9 hereof relating to Section 409A of the Code.

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In the event of a change in any legal, regulatory or accounting requirements applicable to the Plan, or any change in the interpretation thereof, in particular with respect to the fiscal or social treatment of any rights, payments or Vested Shares granted under the Plan, affecting the Company or the Participant, the terms of the Plan may be amended or supplemented by the Board of Directors, in its discretion and in the manner that it deems appropriate, in response to such change. Furthermore, the Board of Directors may, if it deems the delivery of Vested Shares to the Participant, if the Participant is not a French tax resident, to be impossible or inopportune, choose to pay instead an amount in cash of equivalent value, net of taxes and social charges. The amount and timing of any such payment would be determined by the Board of Directors in its discretion, by reference to the number and timing of any Vested Shares to be otherwise delivered hereunder, to be valued by the Board of Directors on or around the scheduled delivery date, or by reference to an average price over a period preceding such date.

The Participant shall not be entitled to any indemnification for any loss of value and/or increased tax or social costs resulting from any such amendments or supplements to the Plan, irrespective of whether such loss or increase is of general application or is specific to him or her in view of his or her personal situation.

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Annex 1

Information Notice on the Protection of Personal Data

By participating in the Plan, the Participant acknowledges that his or her personal information shall be subject to electronic data processing carried out under the control of the Company, with the assistance of his or her employer, in accordance with French Law n°78-17 of January 6, 1978 on data processing, data files and individual liberties, the EU Regulation on Data Protection (2016/679) of April 27, 2016 (“GDPR”) and applicable local laws. Such processing is implemented on the basis of legitimate interest (Article 6(1)(f) of the GDPR), because it is necessary for the administration of the Participant’s rights under the Plan, and for compliance with legal obligations (Article 6(1)(c) of the GDPR), for all purposes relating to the implementation of the Plan, i.e.:

(i)	administering and maintaining the Participant’s records;

(ii)	providing information to members of the Group, registrars, brokers or third-party administrators of the Plan;

(iii)	providing information to future purchasers of the Company or of the business in which the Participant works;

(iv)

transferring information about the Participant to France or to another country or territory outside of his or her home country and/or of the European Economic Area that may not provide the same statutory protection for the information as the Participant’s home country; and

(v)	complying with legal obligations.

All personal information subject to electronic data processing is mandatory for participation in the Plan. All such information will be transmitted (and may be transferred to France) to, and used for account administration and electronic storage of this data by, the internal departments of the Group in charge of the management of the Participant’s shareholder account, and to external entities designated to manage the same, and to all persons statutorily or expressly authorized by the Company or by the Participant’s employer to hold and process this information (in particular the holder of shareholders’ accounts), as well as to any future acquirer of the Company or the employing company or the business in which the Participant is working during the term of the Plan. This personal information shall be retained for the time required for the completion of the Plan and for the purposes of the management of the shareholder account, until the Participant sells all his or her DBV Technologies shares under the Plan, and thereafter for archiving purposes until the expiration of the limitation period of any possible litigation relating to the processing of such data.

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The Participant will be able to exercise a right to access, to modify and to rectify, as well as to delete (once he or she no longer holds any shares under the Plan) any information relating to him or her. Furthermore, the Participant will have the right to restriction of processing and to object to processing, as well as the right to data portability. The right of data portability shall allow the Participant to recover his or her data directly or to transfer it or have it transferred to another data controller (subject to legal limits). According to French law, the Participant will have a right to define directives in relation to the retention, deletion and communication of his or her personal data after his or her death.

In some countries, local regulations require the express consent of the Participant for the processing and transfer of his or her personal data. In such a case, the Participant consents, under the acceptance procedure, to the collection, use, storage, and transfer of his or her personal data, within the framework of local law. Furthermore, local law may provide that the Participant has the right to withdraw his or her consent for the processing of personal data. However, such personal data is necessary for the processing of participation in the Plan, the holding of shares under the Plan, and the execution of all operations related to the investment. Accordingly, the Participant will be able to exercise his or her right to withdraw consent only when all the shares held under the Plan have been sold.

The Company has appointed a data protection officer, who is responsible for compliance with this notice and can be contacted at the following address: dataprivacy@dbv-technologies.com.

The Participant has the right to lodge a complaint with his or her supervisory authority (in France, the supervisory authority is the CNIL) concerning the protection of personal data.

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